DLA Piper LLP (US) 1251 Avenue of the Americas, 27th Floor New York, New York 10020-1104 www.dlapiper.com

Sidney Burke sidney.burke@dlapiper.com T 212.335.4509 F 212.884.8729

VIA FAX (202.772.9368) AND EDGAR

May 15, 2009

H. Roger Schwall

Assistant Director

Office of Natural Resources and Food Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Hain Celestial Group, Inc.
Schedule 14A filed February 18, 2009, as Amended March 2, 2009
Response Letter Dated March 6, 2009
File No. 0-22818

Dear Mr. Schwall:

This letter is respectfully submitted on behalf of The Hain Celestial Group, Inc. (the “Company”) in response to the comment letter dated April 1, 2009 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), to Ira J. Lamel, Executive Vice President and Chief Financial Officer of the Company, as well as the telephone calls with the Staff on April 17, 2009 and May 6, 2009. The responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in the Comment Letter. For your convenience, the comments have been reproduced in italics below, together with the responses. Capitalized terms used and not defined herein have the meanings given to such terms in the Company’s filing.

Schedule 14A filed February 18, 2009

Annual Cash Incentives, page 36

1.

We note your response to our prior comment 4. As part of our prior comment 4, we mentioned that you did not disclose the named executive officers’ performance with regard to each “Stated Goal,” instead providing only an “Overall Annual Incentive Plan Score.” The proposed revised disclosure still does not include this information. Please

Mr. H. Roger Schwall

United States Securities and

Exchange Commission

May 15, 2009

disclose, for each named executive officer, the number of points awarded for each Stated Goal.

As discussed with the Staff on April 17, 2009 and May 6, 2009, the Company proposes to revise its disclosure in its next proxy statement in response to this comment. Attached as Exhibit A hereto is a proposed version of the “Annual Cash Incentives” section. The proposed disclosure utilizes the information relating to the Company’s 2008 fiscal year to reflect the changes the Company intends to implement in its next proxy statement.

The Company has re-evaluated its “Annual Cash Incentives” disclosure, taking into account the Staff’s comments along with the interpretive positions of the SEC and the Staff. The Company is aware that in adopting the new executive compensation rules, the SEC focused on principles-based requirements for a company to disclose material information about compensation objectives and policies for its named executive officers. The principles-based disclosure concept requires each company to assess its own facts and circumstances and determine what elements of the company’s compensation policies and decisions are material and warrant disclosure. The SEC has also made clear that, in addition to its compensation policies and decisions, a company responding to the principles-based disclosure requirement must analyze material factors underlying those policies and decisions. The Company has also taken into account the analytical framework provided by the Division of Corporation Finance in its April 24, 2009, Compliance and Disclosure Interpretations of Regulation S-K (the “CD&I”). Specifically, CD&I 118.04 states that “[a] company should begin its analysis of whether it is required to disclose performance targets by addressing the threshold question of materiality in the context of the company’s executive compensation policies or decisions. If performance targets are not material in this context, the company is not required to disclose the performance targets.”

The Company respectfully submits that the revised disclosure provides the material information necessary to understand the Company’s compensation policies and decisions with respect to its named executive officers. As described in greater detail in Exhibit A hereto, for fiscal year 2008, the Compensation Committee adopted 13 or more performance measures (grouped into three categories – Financial, Strategic Direction and Leadership) for each named executive officer, which served as a guide to the Compensation Committee in assessing such officer’s performance and determining his annual cash incentive payment. The Compensation Committee did not consider any one performance measure to be material in determining annual cash incentive payments, and retained complete discretion over the final amount of the payment, subject only to each executive’s maximum annual cash incentive payment. For the quantitative Company financial measures, the Company has disclosed the performance targets and actual results. For the operational measures, which generally tend not to be quantitative in nature, the Company has refocused its disclosure regarding its strategic direction and leadership objectives, disclosed how the Compensation Committee analyzed these measures, and provided

Mr. H. Roger Schwall

United States Securities and

Exchange Commission

May 15, 2009

explanations as to why its analyses resulted in the amount of the annual cash incentive that was paid to the named executive officer. The Company has provided narrative analysis as to how and why the Compensation Committee made its decisions and provided additional information related to the different measures considered by the Compensation Committee. The Company believes that its revised disclosure is consistent with the principles-based disclosure of material information regarding its compensation policies and decisions for its named executive officers.

2.	Another part of our prior comment 4 asked you to disclose all qualitative and quantitative performance goals established and explain in detail how these are used to calculate the bonus that is actually paid. In your response, you state that “the ‘Strategic Direction’ and ‘Leadership’ categories may be more qualitative or subjective in nature.” It is therefore unclear whether you set any goals for these categories. Please disclose whether you set goals for these categories and, if so, please disclose the goals for each category. If you did not establish goals for these categories, please discuss how each category was evaluated to determine the number of points that was assigned to each category.

Please refer to the response to comment #1 above.

Long-Term Incentive Program—Grant to Mr. Simon, page 40

3.	We note your response to our prior comment 7. You indicate that the total number of authorized shares available for grant under the 2002 Plan was increased on December 1, 2005 and November 30, 2006. However, Mr. Simon’s contractual entitlements to receive 300,000 options on each of July 1, 2005, 2006 and 2007 were not satisfied until April 1, 2008. Please supplementally advise us as to the reasons for the delay between the dates of the increases to the authorized shares available for grant and the date when Mr. Simon’s contractual entitlements to receive options were eventually satisfied. Discuss why catch-up grants were not made, to the extent possible, at the points in time when additional authorized shares became available for grant. Also discuss what impact the decisions to delay the grants had on the value that Mr. Simon ultimately received.

This response consists of three parts: (1) a detailed chronology of the material events surrounding the grants; (2) the actions taken by the Company’s Board of Directors (the “Board”) and the Board’s Compensation Committee (the “Compensation Committee”); and (3) an explanation of the manner in which these issues were resolved.

Mr. H. Roger Schwall

United States Securities and

Exchange Commission

May 15, 2009

Background

Mr. Simon entered into a four-year employment agreement with the Company as of July 1, 2003, pursuant to which Mr. Simon was entitled to a grant of 300,000 options each on July 1, 2004, 2005, and 2006. Pursuant to the extension of his contract in October 2006, Mr. Simon was entitled to the equity equivalent of 300,000 options each on July 1, 2007 and 2008.

Reasons for the delay in the equity grants due July 1, 2005, 2006 and 2007

The Company did not grant equity compensation (to Mr. Simon or any other employee from August 2004 until April 2008 (other than limited new hire grants in the Spring of 2005), in part due to insufficient shares being available for grant under the Company’s Amended and Restated 2002 Long Term Incentive and Stock Award Plan (the “2002 Plan”) and in part due to other factors, as described below.

On July 1, 2005, the Company was not able to grant to Mr. Simon the 300,000 options to which he was entitled pursuant to his employment agreement because only approximately 92,200 options were available for grant under the 2002 Plan. On December 1, 2005, the Company’s stockholders approved an increase of 750,000 shares in the number of shares available under the 2002 Plan, bringing the total shares available under the plan to approximately 842,200. At that point, the Company had a contractual obligation to grant Mr. Simon 300,000 options that had not been granted, and had a contractual obligation to grant an additional 300,000 options to him on July 1, 2006. Satisfying these obligations to Mr. Simon would have left less than 250,000 options available to be granted to all other employees. The Board and the Compensation Committee believed that it would be not be in the Company’s best interest to resolve the Company’s obligations to Mr. Simon without adequately addressing equity grants to other eligible employees, and therefore the Compensation Committee determined that prior to settling Mr. Simon’s ungranted options it would conduct a comprehensive review of the Company’s compensation policies, including a review of long-term non-cash incentives. The Compensation Committee engaged a compensation consultant to review and analyze the Company’s existing compensation policies and programs and provide recommendations regarding any improvements.

In June 2006, the Compensation Committee and the Board received and considered recommendations of the compensation consultant regarding its compensation policies. However, around that time, the Company began to receive media inquiries, and analyst reports were published, which questioned the option granting practices in various industries and specific companies, including the Company. In response to these inquiries, and cognizant that Mr. Simon’s employment contract would expire by its terms on June 30, 2007, the Compensation Committee determined that it would not be prudent to grant equity to or otherwise conclude a settlement with Mr. Simon at that time, and the Compensation Committee continued to work

Mr. H. Roger Schwall

United States Securities and

Exchange Commission

May 15, 2009

with its compensation consultant in the review of the Company’s existing compensation policies and programs.

On October 30, 2006, the Board approved an extension of Mr. Simon’s employment contract through June 30, 2009. The extension required the Company to grant to Mr. Simon the equity equivalent of 300,000 options on each of July 1, 2007 and 2008 with the composition of such equity grants being based on the terms of the then-current long term incentive plan applicable to other executives. The Board acknowledged that the grants that Mr. Simon was owed under his employment agreement prior to the extension would remain obligations of the Company, which were expected to be resolved upon the completion of the comprehensive review of the Company’s compensation practices.

At the Company’s annual meeting on November 30, 2006, the Company’s stockholders approved an increase of 2,000,000 shares in the number of shares available under the 2002 Plan. By November 30, 2006, the Company had not granted equity to any employees (other than limited new hire grants) for a period of over two years from the last grant, despite its previous historical practice of regular broad-based equity grants. On March 15, 2007, the Compensation Committee presented to the Board a report covering matters relating to the Company’s obligation with respect to Mr. Simon’s ungranted options and equity grants to the Company’s employees. The Board agreed to defer any decisions regarding such matters until the next Board meeting.

In June 2007, the Company was informed by the SEC’s Division of Enforcement that it was conducting an inquiry into the Company’s stock option practices. In connection with this inquiry, a group of independent directors was appointed to review the Company’s stock option granting procedures; this review delayed the filing of the Company’s Form 10-K for the year ended June 30, 2007, until January 31, 2008.

Company actions to resolve Mr. Simon’s equity entitlements

In the face of insufficient share availability under the 2002 Plan and in response to the matters described above, the Company took a series of steps in seeking to resolve Mr. Simon’s equity entitlements:

•

The Company sought, and obtained, stockholder approval of increases in the number of shares available under the 2002 Plan on two separate occasions (750,000 shares in December 2005 and 2,000,000 shares in November 2006).

•

The Compensation Committee engaged compensation consultants to undertake a comprehensive review of the Company’s compensation policies and programs and to make recommendations regarding the settlement of Mr. Simon’s equity entitlements.

Mr. H. Roger Schwall

United States Securities and

Exchange Commission

May 15, 2009

•

The Company negotiated an extension to Mr. Simon’s employment agreement that entitled him to receive the equivalent value of 300,000 options with the composition of such equity grants being based on the terms of the then-current long term incentive plan applicable to other executives.

•

The Board resolved Mr. Simon’s then-outstanding equity entitlement at the same time as it made a broad equity grant to employees, including senior management. These grants were the first equity grants to any employees (other than limited new hire grants) since August 2004.

The settlement with Mr. Simon

On April 1, 2008, the compensation consultant presented a report to the Board regarding its review of the Company’s compensation policies and the resolution of the issues related to Mr. Simon’s ungranted options. After considering the analysis and recommendation of the compensation consultant, the Compensation Committee recommended and the Board approved the equity grants and cash payment that were ultimately made to Mr. Simon in respect of his July 1, 2005, 2006 and 2007 equity entitlements.

In accordance with the compensation consultant’s recommendations, the Board determined that Mr. Simon should receive the equivalent of the Black-Scholes value of the 900,000 options as of April 1, 2008, had they been granted in three tranches on July 1, 2005, 2006 and 2007, respectively, pursuant to Mr. Simon’s employment agreement, which equaled approximately $12 million in total value. Such amount was split equally such that (a) 472,671 stock options were granted at an exercise price of $30.35 per share (equal to the closing market price on April 1, 2008) with a seven-year term, vesting annually over four years, (b) 131,796 shares of restricted stock were granted, vesting annually over three years and (c) a cash payment of $4 million was made. In connection with this determination by the Board, reference was made to the terms of the extension to Mr. Simon’s employment agreement under which Mr. Simon agreed that the equity components of future awards would vest under the same terms as awards to other executives and employees, including potential forfeiture should Mr. Simon decide to leave his position with the Company by virtue of his own decision. Mr. Simon agreed that this would apply to the July 1, 2005 and 2006 ungranted options despite the provision in Mr. Simon’s employment agreement that called for immediate vesting upon the grant of such options. The terms of this settlement were promptly disclosed to stockholders on Form 8-K.

The use of the Black-Scholes value on April 1, 2008, to determine the aggregate value to be provided to Mr. Simon was intended to provide him with an equivalent economic opportunity to having received the option grants pursuant to his employment agreement on a timely basis. As a result of the increase in the Company’s stock price during the period from July 1, 2005, through April 1, 2008, the Black-Scholes value of the 900,000 options on April 1, 2008, was

Mr. H. Roger Schwall

United States Securities and

Exchange Commission

May 15, 2009

approximately $12 million. The Black-Scholes value of the 900,000 options on their respective contractual grant dates was, in the aggregate, approximately $10.7 million. As of April 1, 2008, had the contractually required grants been timely made, such options would have had an embedded unrealized value (the then-current stock price less the exercise price) of over $5.2 million (with more than 6 years remaining until the expiration of the options).

As noted above, Mr. Simon agreed to vesting provisions with respect to the settlement of the July 1, 2005 and 2006 equity grants that ultimately were provided to him that were not required by the terms of his employment agreement (which provided for fully-vested stock options to be granted). The cash payment to Mr. Simon was less than the embedded unrealized value of the options, had they been timely granted.

Potential Payments upon Termination or Change-in-Control, page 47

4.	We note your response to our prior comment 10 regarding disclosure about potential payments upon termination or change in control. Please explain in your disclosure what assumptions were used in calculating the Black-Scholes value in connection with the hypothetical termination or change in control as of June 30, 2008. Also, we note the issue you have highlighted regarding the options that should have been granted to Mr. Simon on July 1, 2008 pursuant to his employment agreement, and the fact that the value of these options was not included in the calculation of the potential payments to Mr. Simon upon a hypothetical termination or change in control as of June 30, 2008. Please revise your Proxy Statement to incorporate this information and discuss your plans for settling the option grants due to Mr. Simon.

In calculating the Black-Scholes value of the options which Mr. Simon was entitled to receive on July 1, 2008 with regard to a hypothetical termination as of June 30, 2008, the following assumptions were used: expected life of the options of 7 years; exercise price of $23.57, which was the closing price of the Company’s common stock on July 1, 2008; the fair market value of the Company’s common stock on July 1, 2008; risk free interest rate of 4.179%; volatility of the market price of the Company’s common stock of 36.77%; and no dividend yield. The expected life represents the term of such option recognizing that, historically, Mr. Simon has not exercised an option until shortly before its expiration date. The risk-free interest rates were based on the interest rate of U.S. Treasury notes having a term which is similar to the term of this option. Historical volatility was utilized in determining the expected volatility of the Company’s common stock, using the average market price of the Company’s common stock for the seven-year period ending on June 30, 2008.

On March 11, 2009, as part of a broader equity grant to senior management, the Company granted Mr. Simon options to purchase 300,000 shares of the Company’s common stock, with a seven year term, vesting annually over four years This grant satisfied the

Mr. H. Roger Schwall

United States Securities and

Exchange Commission

May 15, 2009

Company’s final contractual obligation to grant equity to Mr. Simon under the extension to his employment agreement. Accordingly, there are no future grants contemplated under his existing agreement that would be subject to the Black-Scholes severance provision.

The Company’s fiscal year end is on June 30, 2009, and as discussed with the Staff on April 17, 2009 and May 6, 2009, the Company expects to hold its next annual meeting in November 2009. The Company anticipates filing its executive compensation disclosure for its fiscal year ending June 30, 2009, within the next six months. Therefore, the Company respectfully requests that the Staff consider not requiring the Company to amend its proxy statement for its 2008 annual meeting.

* * *

Mr. H. Roger Schwall

United States Securities and

Exchange Commission

May 15, 2009

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (212) 335-4509 or Sanjay Shirodkar at (410) 580-4184 with any questions or comments regarding this letter.

Respectfully submitted,

/s/ Sidney Burke

Sidney Burke

EXHIBIT A

Revised “Annual Cash Incentives” Section

Annual Cash Incentives

Our annual cash incentive compensation program is designed to motivate our executive officers to achieve annual financial and operational performance based upon our financial, strategic direction and leadership performance objectives. In fiscal year 2008, the annual cash incentive targets were set at 100% of annual base salary for target performance and 50% of annual base salary for threshold performance. Messrs. Lamel and Carroll were eligible for annual cash incentive payments of up to 100% of their respective annual base salary and Mr. Simon was eligible for up to a maximum of 200% of his annual base salary for performance that exceeded target. Mr. Speiller was not eligible to participate in this program because he was not appointed as an executive officer until the fourth quarter of fiscal year 2008.

Performance Measures

Overview

For fiscal year 2008, the Compensation Committee adopted thirteen performance measures for Messrs. Simon and Lamel and fourteen performance measures for Mr. Carroll. These performance measures were grouped into three categories, Financial, Strategic Direction and Leadership, which guide the Compensation Committee in assessing each executive’s performance and determining individual annual cash incentive payments. The performance measures consisted of five Financial performance measures for each executive, which were weighted as 50% of the target award in the aggregate, five (for Messrs. Simon and Lamel) or six (for Mr. Carroll) Strategic Direction performance measures, which were weighted as 30% of the target award in the aggregate, and three Leadership performance measures for each executive, which were weighted as 20% of the target award in the aggregate. No one performance measure was considered to be material in determining annual cash incentive payments. The performance measures are set annually by the Compensation Committee and are intended to be difficult but realistic, given our expectations about our performance for the upcoming year. While the performance measures form a framework for awarding incentive payments, the Compensation Committee retains complete discretion over the final amount of the annual cash incentive payment, and has authority to award no payments even if the targets for all performance measures are met and award some payment for performance below the threshold performance level. However, the Compensation Committee does not have authority to grant awards in excess of the maximum annual cash incentive payment for which each executive is eligible. In making its payment determination, the Compensation Committee reviews the overall performance, including each executive’s contribution to the achievement of the performance measures, and may consider external factors, such as the overall economic environment.

Financial Measures

The following are the financial measures and actual results that the Compensation Committee considered for Messrs. Simon and Lamel for fiscal year 2008:

Financial Measure	Threshold	Target	Maximum (for Mr. Simon)	Actual

Revenue (FY08 vs. FY07)	+2.5%	+ 10% -15%	+25%	+17.3%

Diluted Earnings Per Share – adjusted[1] (FY08 vs. FY07)	+7.5%	+ 17.5% -22.5%	+25%	+20.7%

Gross Margin – adjusted[1] (FY08 vs. FY07)	Maintain Gross Margin flat	+25 basis points	+50 basis points	-95 basis points

EBITDA – adjusted[1] (FY08 vs. FY07)	+5%	+10%	+15%	+21.1%

Deliver a Plan for the next fiscal year (FY09) with revenue and earnings per share improvements as indicated vs. FY08 results	Revenue: +5.0% EPS: +5.0%	Revenue: +7.5% EPS: +7.5%	Revenue: +10.0% EPS: +10.0%	Revenue: +19.6% EPS: +12.7%

The financial measures for Mr. Carroll were proposed by Mr. Simon and approved by the Compensation Committee. Mr. Carroll’s financial measures related to revenue, operating income, gross margin and FY09 plan with respect to the reporting units he manages, and the Company’s earnings per share.

The revenue measures are designed to reflect our objective of developing new products and markets, growing top-line revenue and expanding our market share in existing markets. The EPS measure was designed to serve as an indicator of the Company’s profitability. The gross margin measures were designed to reflect the Company’s sales, manufacturing and distribution efficiency. The FY09 Plan measures were designed to provide an incentive for year over year performance growth. To ensure that we efficiently develop and expand our markets, the EBITDA measure was intended to motivate Mr. Simon and Mr. Lamel to manage our costs and take into account the appropriate level of expenses expected with our growth. Since Mr. Carroll is only responsible for certain reporting units, he was subject to the operating income measure rather than the EBITDA measure.

1 The “adjusted” financial measures referred to in the “Financial Measures” section are not defined under U.S. generally accepted accounting principles (“GAAP”) and are not deemed alternatives to measure performance under GAAP. As explained in this section, the annual incentive plan is based in part on certain financial goals, which may be adjusted from the GAAP results by the Compensation Committee at its discretion. We have presented certain information regarding these adjusted results solely to indicate the inputs to the annual incentive plan, as considered by the Compensation Committee. The adjusted results considered by the Compensation Committee are those which were presented by the Company in its earnings press release for the 2008 fiscal year.

Strategic Direction and Leadership Measures

The Strategic Direction and Leadership performance measures provide recognition for contributions made to the overall performance of the Company and are intended to capture how the executive officer performed in areas that are not quantified in the financial measures metrics. As with the financial measures, the Compensation Committee adopted separate strategic direction and leadership measures for Messrs. Simon, Lamel and Carroll. The five strategic direction measures for Messrs. Simon and Lamel related to expanding the Company’s product lines, entering into new markets, acquiring new brands that compliment the Company’s existing product mix, and developing plans for certain business rationalization and consolidation initiatives. The leadership measures for Messrs. Simon and Lamel related to supplementing the executive management team and succession planning. The six strategic direction measures for Mr. Carroll related to expanding the top line growth rate of reporting units he manages via expanded distribution and the introduction of new products, integrating the operations of any newly acquired company, and developing and executing various measures to improve productivity and cost-savings of the Company. For Mr. Carroll, the leadership measures related to hiring additional executives and improving the management team of the reporting units he managed.

Fiscal 2008 Cash Incentive Determinations

Due to concerns regarding current economic conditions, the Compensation Committee delayed its determination of incentive compensation for Messrs. Simon, Lamel and Carroll for fiscal 2008 until February 2009, when the Compensation Committee approved the cash incentive payments for fiscal 2008 set forth below.

In assessing whether Messrs. Simon and Lamel satisfied their respective financial measures, the Compensation Committee took into account that each had successfully satisfied or exceeded, the financial measures other than the gross margin measure. Although the Compensation Committee took note of the inflationary environment and the impact this had on gross margins, Messrs. Simon and Lamel received no credit for their performance against this measure. The Compensation Committee also reviewed the strategic direction performance measures for each of Messrs. Simon and Lamel. The Compensation Committee noted that the Company had successfully expanded into new strategic categories and expanded its product lines, entered into new markets and strengthened its presence in the United Kingdom, completed several acquisitions and had implemented various business rationalization and consolidation measures. The Compensation Committee took into account that Messrs. Simon and Lamel had worked with the Compensation Committee to evaluate the strength of the management team, taken steps to add additional bench strength to the executive team (some of these efforts and results are expected to be realized in fiscal year 2009) and made organizational changes that enhanced the development of the existing team, including appointing Mr. Speiller as chief accounting officer.

The Compensation Committee reviewed whether Mr. Carroll had been able to satisfy each of the financial measures attributed to him and observed that revenue and operating income with respect to the reporting units managed by Mr. Carroll had exceeded their targets. The Compensation Committee noted that although adjusted gross margins declined compared to the prior fiscal year, Mr. Carroll’s efforts had generated increased productivity and increased pricing and Mr. Carroll had delivered a plan that exceeded his target. With respect to the strategic direction measures, the Compensation Committee recognized that Mr. Carroll had successfully integrated the Company’s nSpired acquisition and that he implemented certain measures that were expected to lead to cost-savings for the Company. The Compensation Committee also observed that Mr. Carroll had assembled management for the units he manages and that he had assumed additional responsibilities with respect to the Celestial Seasonings unit.

The Compensation Committee considered each NEO’s overall performance and contribution to the achievement of the performance measures, as well as Mr. Simon’s assessment of the performance and contribution of Messrs. Lamel and Carroll, in determining individual annual cash incentive payments. The Compensation Committee also adopted Mr. Simon’s recommendation to reduce each NEO’s annual cash incentive payments because of recent economic conditions and each NEO voluntarily agreed to such reduction.

The following table shows the target awards and the awards as initially determined by the Compensation Committee, as well as the actual awards made after a reduction as result of the economic environment and the percentage of the target payment represented by that reduced award, for each participating NEO:

Name	Target Award (100% of Base Salary	Initial Award Determination	Actual Award (After Reduction)	Actual Award as a Percentage of Target
Irwin D. Simon	$1,325,000	$1,730,000	$1,400,000	106%
Ira J. Lamel	$525,000	$435,000	$390,000	74%
John Carroll	$470,000	$470,000	$450,000	96%

A-4